REVOLUTION ACCELERATION ACQUISITION CORP II

1717 Rhode Island Avenue, NW 10th Floor

Washington, D.C. 20036

May 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Revolution Acceleration Acquisition Corp II
Request for Withdrawal of Registration Statement on Form S-1
Registration No. 333-253984

Ladies and Gentlemen:

On March 8, 2021, Revolution Acceleration Acquisition Corp II (the “Company”) filed a Registration Statement on Form S-1 (File No. 333-253984) (as amended, together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP, at (213) 687-5122. Thank you for your assistance in this matter.

Very truly yours,

Revolution Acceleration Acquisition Corp II

By:	/s/ John K. Delaney
Name:	John K. Delaney
Title:	Chief Executive Officer

cc:	Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Ilir Mujalovic, Esq. and William B. Nelson, Esq.
Shearman & Sterling LLP